UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

447011107

(CUSIP Number)

Pentwater Growth Fund Ltd.
227 West Monroe Street
Suite 4000
Chicago, IL 60606
Attn: Matthew C. Halbower

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 447011107	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [1]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 564,000
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 564,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,100[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON PN

______________________

1.     As a result of the transactions and relationships described under Item 4, the Reporting Person may be deemed to have been a member of a “group” with the other Investors (as defined in Item 4) and Huntsman Participants (as defined in Item 4). This filing does not reflect any Common Shares (as defined in Item 1) that may be deemed to have been beneficially owned by Pentwater Capital Management LP as a result of membership in a “group” within the meaning of Section 13(d) of the Exchange Act, and Pentwater Capital Management LP expressly disclaims such beneficial ownership.

2.     Includes options to purchase 500,000 Common Shares exercisable within 60 days of the date of this filing.

Cusip No. 447011107	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON. Pentwater Growth Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ][1]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 564,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 564,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON OO

______________________

1.     As a result of the transactions and relationships described under Item 4, the Reporting Person may have been deemed a member of a “group” with the other Investors (as defined in Item 4) and Huntsman Participants (as defined in Item 4). This filing does not reflect any Common Shares (as defined in Item 1) that may be deemed to have been beneficially owned by Pentwater Growth Fund Ltd. as a result of membership in a “group” within the meaning of Section 13(d) of the Exchange Act, and Pentwater Growth Fund Ltd. expressly disclaims beneficial ownership of such shares.

2.     Includes options to purchase 500,000 Common Shares exercisable within 60 days of the date of this filing.

Cusip No. 447011107	Page 4 of 11 Pages

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 1. Security and the Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Huntsman Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 Huntsman Way, Salt Lake City, UT 84108.

Item 2. Identity and Background

(a), (f) This statement is filed on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), and Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth” and, together with Pentwater Capital, the “Reporting Persons”).

(b) The business address and principal office, as applicable, of the Reporting Persons is 227 West Monroe Street, Suite 4000, Chicago, Illinois 60606.

(c) Pentwater Growth is a Chicago-based hedge fund launched in 2007. The principal business of the Reporting Persons is investing for accounts under their management. Pentwater Capital is the investment manager for Pentwater Growth. Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc. The directors of Pentwater Growth are listed on Exhibit 99.3.

(d), (e) During the last five years, neither of the Reporting Persons nor, to the best knowledge of either Reporting Person, any person listed on Exhibit 99.3 or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In acquiring the 100 Common Shares owned by Pentwater Capital, Pentwater Capital expended approximately $2,065 (excluding commissions) of its working capital. In acquiring the 564,000 Common Shares owned by Pentwater Growth, Pentwater Growth expended approximately $9,586,259 of its working capital.

Item 4. Purpose of Transaction

The Issuer, Hexion Specialty Chemicals, Inc. (“Hexion”) and Nimbus Merger Sub, Inc., a wholly-owned subsidiary of Hexion (“Nimbus”), entered into an agreement and plan of merger, dated as of July 12, 2007 (the “Merger Agreement”), pursuant to which Hexion agreed to purchase the Issuer on the terms and conditions provided therein (the “Proposed Merger”). On or about June 18, 2008, a public dispute arose involving the Issuer, Hexion, Nimbus and certain related parties in connection with the Proposed Merger (the “Dispute”). Litigation relating to the Dispute has been commenced in several jurisdictions.

On August 28, 2008, Pentwater Growth and certain other institutional investors (the “Investors”) delivered a letter (the “Proposal Letter”) to Hexion and Apollo Global Management, LLC (“Apollo”) intended to facilitate the consummation of the Proposed Merger. In the Proposal Letter, the Investors offered to enter into a legally-binding commitment as described in the draft Additional Financing Commitment Letter (the “Commitment Letter”) whereby the Investors and certain other persons would agree severally to purchase at least $500 million in notational value of Contingent Value Rights (“CVRs”) to be issued by Hexion upon consummation of the Proposed Merger. Under the terms of the Commitment Letter, the Investors would make several commitments to purchase CVRs in an aggregate face amount of $245,022,716 from Hexion. Pentwater Growth would be responsible for its commitment to purchase at least

Cusip No. 447011107	Page 5 of 11 Pages

$14,796,600 in notational value of CVRs. The Proposal Letter and the Commitment Letter are attached hereto as Exhibits 99.1 and 99.2, respectively, and each is incorporated herein by reference.

The proposed CVRs would entitle the holders to repayment of the invested amount only if the future rate of return on Hexion equity passes a certain hurdle rate. If Hexion equity holders do not earn the hurdle rate of return, the CVRs would expire without payment. If Hexion equity holders earn the hurdle rate of return or higher, the earnings in excess of the hurdle rate would be divided equally between the Hexion equity holders, on the one hand, and the holders of the CVRs, on the other.

The Investors’ several obligations in the Commitment Letter are subject to multiple contingencies, including the requirement that Hexion receive similar commitments from a limited number of other large investors in the Issuer (“Additional Commitments”) such that the aggregate notional amount of all CVR commitments is at least $500 million. Representatives of the Reporting Persons have discussed this proposal with Peter Huntsman and requested that the Huntsman family and certain of their controlled entities (the “Huntsman Participants”) join the Commitment Letter. Peter Huntsman has informed the Investors that it is his expectation that the Huntsman Participants will subscribe for an aggregate of $186,233,986.12 in notional amount of CVRs on the terms and conditions set forth in the Commitment Letter at such time as sufficient Additional Commitments are received such that the aggregate of all CVR commitments, including the commitments of the Huntsman Participants, is at least $500 million. Based on the Reporting Person’s analysis of the institutional ownership of the Issuer’s common equity, they believe that sufficient Additional Commitments can be obtained from other large stockholders. In the event that Hexion receives excess Additional Commitments, the Investors would agree that Hexion may increase the total amount of CVRs rather than reduce the Investors’ commitments. The Investors’ obligations under the Commitment Letter would also be subject to certain other conditions including the requirement that Hexion and Nimbus close on their acquisition of the Issuer on the terms and at the price specified in the Merger Agreement. The Investors’ offer to enter into the Commitment Letter, unless the terms are accepted by Hexion, becomes void on September 15, 2008.

If the Commitment Letter was accepted and entered into by Hexion and the Investors, the Investors would also severally agree that each Investor or their respective affiliates would hold a specified minimum number of Common Shares until the earlier of the consummation of the Merger or the termination of the commitments in accordance with the Commitment Letter. If effective, this commitment would require the Reporting Persons to hold during this period Common Shares with a value at least equal to 110% of the commitment amount calculated using the Merger price.

As a result of the potential arrangements described in the Proposal Letter and the Commitment Letter, the Reporting Persons may be deemed to have formed a “group” on August 28, 2008 with the other Investors and Huntsman Participants for purposes of Section 13(d) of the Exchange Act. For multiple reasons, including contingencies such as the requirement that the Commitment Letter be accepted by Hexion, the Reporting Persons expressly disclaim membership in a group with the Investors, the Huntsman Participants, or any other person with regard to the Common Shares of the Issuer.

On August 28, 2008, Hexion issued a press release (the “Hexion Press Release”) responding to the Proposal Letter and the Commitment Letter stating that “[w]hile we appreciate the efforts of these shareholders &#65533; their proposal does not come close to making the combined company solvent.” Hexion stated that the proposal is inadequate, and that “[w]e are not seeking to renegotiate this transaction. We are seeking to terminate it, and obtain judicial confirmation that Hexion has no obligation to pursue the acquisition or to pay Huntsman a termination fee.” The Reporting Persons believe that if any “group” was created by the Commitment Letter for purposes of Section 13(d) of the Exchange Act, such group was terminated as a result of the rejection by Hexion set forth in the Hexion Press Release. As a result, the Reporting Persons do not believe that they have any further obligations as members of a “group.”
Other than as described herein, the Reporting Persons do not have any other plans or proposals described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to continuously evaluate their investment in the Issuer and may acquire or dispose of Common Shares, other securities of the Issuer or Hexion, or loans or other interests in the Issuer or Hexion, or take any of the actions described in this Schedule 13D with respect to their investment or the transactions contemplated by the Merger Agreement. The Reporting Persons may work with the Investors, the Huntsman Participants and/or other investors in the Issuer or Hexion in connection with the transactions contemplated by the Proposal Letter, Commitment Letter or Merger Agreement or to develop other plans or proposals. The plans or proposals may involve or relate to one or more of the matters described in this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of August 28, 2008, Pentwater Capital Management LP beneficially owned the following interests in the Common Shares:

     Number of shares:                1,064,100*

Cusip No. 447011107	Page 6 of 11 Pages

     Percentage of shares:          0.45%**

*     Pentwater Capital owned 100 Common Shares and, as the investment manager for Pentwater Growth, is deemed to beneficially own all of the Common Shares owned by Pentwater Growth, including 500,000 Common Shares subject to options to buy held by Pentwater Growth and exercisable within 60 days of the date of this filing.

**  According to the Issuer’s Form 10-K for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 7, 2008, there were 234,457,138 Common Shares issued and outstanding as of August 4, 2008.

As of August 28, 2008, Pentwater Growth Fund Ltd. beneficially owned the following interests in the Common Shares:

     Number of shares:                1,064,000*

     Percentage of shares:          0.45%**

*     Pentwater Growth owns 1,064,000 Common Shares, including 500,000 Common Shares subject to options to buy held by Pentwater Growth and exercisable within 60 days of this filing.

**  According to the Issuer’s Form 10-K for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 7, 2008, there were 234,457,138 Common Shares issued and outstanding as of August 4, 2008.

As a result of the arrangements as disclosed in Item 4, the Reporting Persons may be deemed to have formed a group with the other Investors and the Huntsman Participants and, therefore, may be deemed to have beneficially owned the Common Shares beneficially owned by the other Investors and the Huntsman Participants on August 28, 2008. Based solely on information provided to the Reporting Persons and in Schedules 13D and Forms 4 filed by the other Investors and the Huntsman Participants: Citadel Investment Group, L.L.C. and its related entities (the “Citadel Entities”) beneficially own 18,587,111 Common Shares and have ‘long’ economic exposure under certain cash-settled total return swap transactions to an additional 3,561,700 Common Shares (for a total of 22,148,811 Common Shares) based on information provided by the Citadel Entities in their Schedule 13D filed on July 22, 2008; MatlinPatterson Global Advisers LLC and its related entities (the “Matlin Entities”) have beneficial ownership of at least 19,870,000 Common Shares based on information provided by the Matlin Entities and as reported in their Schedule 13D filed on August 2, 2007; D.E. Shaw & Co., L.P. and its related entities (the “Shaw Entities”) beneficially own 21,724,061 Common Shares based on information received from the Shaw Entities and as reported in Schedules 13D filed on August 28, 2008; and Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, the Jon and Karen Huntsman Foundation and certain related entities have beneficial ownership of 51,163,183 Common Shares based on information provided by such persons and as reported in their Schedules 13D filed on August 2, 2007 and July 12, 2007 and in Forms 4 filed on June 3, 2008. The aggregate number of Common Shares described herein does not include Common Shares beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, in which any of the Reporting Persons may be deemed a member, and the Reporting Persons expressly disclaim such membership.

(b) None of the Reporting Persons may be deemed to have beneficially owned any Common Shares as of August 28, 2008 other than as set forth herein.

(c) The trading dates, number of Common Shares or options to buy or sell Common Shares purchased or sold, and the price per unit for all transactions by the Reporting Persons in the Common Shares or options to buy or sell common shares within 60 days of August 28, 2008, all of which were brokered transactions, are set forth on Exhibit 99.4.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer

As of August 28, 2008, the Reporting Persons held options to buy an aggregate of 500,000 Common Shares at exercise prices of between $15.00 and $17.50 per share.

Cusip No. 447011107	Page 7 of 11 Pages

As of August 28, 2008, the Reporting Persons held options to sell an aggregate of 1,698,700 Common Shares at prices between $17.50 and $20.00 per share.

The Reporting Persons have entered into cash-settled total return swap transactions that reference Common Shares (the “Total Return Equity Swaps”) with certain dealers. Each of the Total Return Equity Swaps is documented using a framework established by the International Swaps and Derivatives Association, Inc. (“ISDA”) and based on ISDA model agreements. On August 28, 2008, the Total Return Equity Swaps provided to the Reporting Persons “long” economic exposure to the total return on 3,500,000 Common Shares (or approximately 1.49% of the Common Shares outstanding). The Total Return Equity Swaps do not give the Reporting Persons voting, investment or dispositive control over any securities of the Issuer and do not require the derivatives dealers to acquire, hold, vote or dispose of any securities of the Issuer. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in the Total Return Equity Swaps or that may be held from time to time by any counterparties to the contracts (whether held as hedges or otherwise).

As noted above in Item 4, on August 28, 2008, the Reporting Persons and the Investors made an offer to Hexion with respect to entering into a legally binding commitment to acquire certain proposed securities of Hexion. The description of the terms of the Proposal Letter and the Commitment Letter are both summaries, do not purport to be complete, and are qualified in their entirety by reference to the Proposal Letter and the Commitment Letter referred to in Item 7 below as Exhibit 99.1 and Exhibit 99.2, each of which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Exhibit
Exhibit 99.1

Proposal Letter, dated August 28, 2008, from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc. and Apollo Global Management, LLC. Incorporated by reference to Exhibit 99.4 to that certain Schedule 13D/A, Amendment No. 1, dated August 28, 2008, filed with the SEC by D.E. Shaw & Co., L.P. and its related entities.

Exhibit 99.2

Additional Financing Commitment Letter, dated August 28, 2008, from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc. Incorporated by reference to Exhibit 99.5 to that certain Schedule 13D/A, Amendment No. 1, dated August 28, 2008, filed with the SEC by D.E. Shaw & Co., L.P. and its related entities.

Exhibit 99.3	Directors of Pentwater Growth Fund Ltd.
Exhibit 99.4	Transactions in Securities of the Issuer as Required by Item 5(c).

Cusip No. 447011107	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: September 8, 2008

PENTWATER CAPITAL MANAGEMENT LP

By:     /s/ Matthew Halbower

           Name:   Matthew Halbower

           Title:     Chief Executive Officer

PENTWATER GROWTH FUND LTD.

By:     /s/ David Zirin

           Name:   David Zirin

           Title:     Director

Cusip No. 447011107	Page 9 of 11 Pages

Exhibit 99.3

Directors and Executive Officers of Pentwater Growth Fund Ltd.

The name, business address, title, present principal occupation or employment and citizenship of the directors of Pentwater Growth Fund Ltd. (“Pentwater Growth”) are set forth below. Pentwater Growth has no executive officers.

Name (Title at Pentwater Growth)	Present Principal Occupation	Citizenship	Residence or Business Address
David Zirin (Director)	Chief Operating Officer, Pentwater Capital Management LP	United States	227 West Monroe Street Suite 4000 Chicago, IL, 60606
Christopher Bowring (Director)	Managing Director, International Management Services Ltd	Great Britain	P.O. Box 61 George Town Grand Cayman KY1-1102 Cayman Islands
Geoff Ruddick (Director)	Senior Company Manager, International Management Services Ltd	Canada	P.O. Box 61 George Town Grand Cayman KY1-1102 Cayman Islands

Cusip No. 447011107	Page 10 of 11 Pages

Exhibit 99.4

Transactions in Securities of the Issuer within the last 60 Days as Required by Item 5(c)

Trade Date	Security	Number of Units Purchased (Sold)	Price per Unit
7/3/2008	COMMON	(30,000)	$10.69
7/7/2008	COMMON	(125,580)	$10.60
7/7/2008	COMMON	(24,220)	$10.42
7/7/2008	COMMON	(25,000)	$10.70
7/7/2008	COMMON	(10,000)	$10.30
7/7/2008	COMMON	(25,000)	$10.49
7/7/2008	COMMON	(30,000)	$10.31
7/8/2008	PUT OPTION	1,500	$17.50	(2)
7/8/2008	COMMON	(2,820)	$10.00
7/8/2008	COMMON	(7,180)	$10.00
7/9/2008	COMMON	10,485	$10.34
7/9/2008	COMMON	(485)	$10.50
7/10/2008	PUT OPTION	2,500	$17.50	(2)
7/10/2008	COMMON	(8,400)	$11.40
7/10/2008	COMMON	(31,600)	$11.15
7/11/2008	COMMON	(50,000)	$11.46
7/15/2008	COMMON	(30,000)	$11.94
7/16/2008	COMMON	(56,000)	$11.88
7/16/2008	COMMON	(64,000)	$11.96
7/17/2008	PUT OPTION	(50,000)	$1.20
7/17/2008	COMMON	(55,000)	$12.72
7/17/2008	COMMON	(10,000)	$12.26
7/17/2008	COMMON	(60,000)	$12.80
7/18/2008	PUT OPTION	496,000	$17.50	(2)
7/22/2008	COMMON	(25,000)	$13.30
7/23/2008	COMMON	(50,000)	$13.47
7/24/2008	COMMON	(60,200)	$13.90
7/25/2008	COMMON	(50,000)	$13.75
7/25/2008	COMMON	(195,000)	$13.90
7/28/2008	COMMON	(20,000)	$14.14
7/28/2008	COMMON	(80,000)	$14.08
7/29/2008	COMMON	(39,000)	$14.02
7/29/2008	COMMON	(36,000)	$14.02
7/30/2008	COMMON	(10,000)	$13.90
7/31/2008	PUT OPTION	(1,648,700)	$6.40
7/31/2008	PUT OPTION	1,648,700	$7.00
7/31/2008	COMMON	(50,000)	$13.49
8/1/2008	COMMON	(10,000)	$13.58
8/4/2008	CALL OPTION	50,000	$1.60
8/4/2008	PUT OPTION	1,500	$20.00	(2)
8/4/2008	PUT OPTION	(100,000)	$0.45
8/4/2008	COMMON	(11,900)	$13.63

Cusip No. 447011107	Page 11 of 11 Pages

Trade Date	Security	Number of Units Purchased (Sold)	Price per Unit
8/4/2008	PUT OPTION	50,000	$5.40
8/5/2008	COMMON	(24,900)	$13.99
8/6/2008	PUT OPTION	(1,500)	$20.00	(1)
8/11/2008	COMMON	(55,000)	$14.12
8/12/2008	COMMON	(30,000)	$14.15
8/13/2008	CALL OPTION	50,000	$1.55
8/13/2008	COMMON	(5,000)	$14.22
8/14/2008	COMMON	(25,000)	$14.26
8/15/2008	PUT OPTION	(8,500)	$22.50	(1)
8/18/2008	COMMON	(36,500)	$14.11
8/19/2008	COMMON	(45,000)	$13.64
8/19/2008	COMMON	85,000	$13.71
8/20/2008	COMMON	(50,000)	$13.54
8/21/2008	COMMON	(50,000)	$13.61
8/22/2008	COMMON	(192,000)	$13.61
8/22/2008	COMMON	(3,000)	$13.51
8/22/2008	COMMON	(5,000)	$13.50
8/25/2008	CALL OPTION	200,000	$1.65
8/25/2008	COMMON	(20,000)	$13.53
8/25/2008	COMMON	(96,000)	$13.53
8/26/2008	COMMON	(10,000)	$13.49

(1) Exercise of option.

(2) Assignment of option.